News Release

BROOKFIELD PROPERTY PARTNERS REPORTS

SOLID THIRD QUARTER 2013 RESULTS

November 7, 2013 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended September 30, 2013.

Pro Forma Financial Results(1)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
US$ millions (except per unit amounts), unaudited	2013	2012	2013	2012
Fully-diluted funds from operations ("fully-diluted FFO”), on a comparative basis(2) (3)	$ 134	$ 107	$ 420	$ 318
- per unit	$ 0.29	$ 0.23	$ 0.90	$ 0.68

Fully-diluted FFO (2) (3)	$ 128	$ 143	$ 411	$ 371
- per unit	$ 0.27	$ 0.31	$ 0.88	$ 0.80

Net income (2)	$ 235	$ 376	$ 805	$ 1,031
- per unit	$ 0.50	$ 0.81	$ 1.73	$ 2.21

(1) Pro forma financial results reflect the International Financial Reporting Standards (“IFRS”) financial statements with adjustments to give effect to the spinoff of Brookfield Property Partners (“the Partnership”) for the periods presented prior to April 15, 2013, when the spinoff was effectuated and the acquisition by Brookfield Property Partners of its business and assets from Brookfield Asset Management Inc. for the periods presented. A reconciliation of the Partnership’s IFRS financial results to pro forma financial results is provided in Appendix A.

(2) Fully-diluted FFO, and net income represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income. See "Reconciliation of Non-IFRS Measures" below in this news release for the components.
(3) Non IFRS measure. See definition under "Basis of Presentation"

Brookfield Property Partners posted solid results with fully-diluted FFO, on a comparative basis, of $134 million ($0.29 per unit) versus $107 million ($0.23 per unit) in 2012. The comparative results exclude one-time items, primarily a dividend of $31 million from the Partnership's Canary Wharf Group plc ("Canary Wharf") investment received in 2012. Fully-diluted FFO including all items was $128 million ($0.27 per unit) for the quarter ended September 30, 2013 compared with $143 million ($0.31 per unit) during the same period in 2012.

Net income was $235 million ($0.50 per unit) for the quarter ended September 30, 2013, compared with $376 million ($0.81 per unit) in the prior year period. The decrease was a result of greater valuation gains recorded in the prior year. Equity per unit at September 30, 2013 increased to $26.09 from $25.32 as at December 31, 2012.

“Our financial results for the third quarter were solid during a period of uncertainty in the global economy, demonstrating the earnings power of our diversified portfolio of high-quality real estate assets,” said Ric Clark, Chief Executive Officer.  “In recent months, we announced progress towards our principal goals with two major strategic initiatives: our intention to make an offer to acquire Brookfield Office Properties and a significant increase of our ownership in General Growth Properties.  Upon successful completion of these transactions, we will increase our investment in two premier real estate portfolios and solidify our foundation for growth.”

Segment Performance

Brookfield Property Partners’ office platform generated fully-diluted FFO, on a comparative basis, of $84 million for the quarter ended September 30, 2013, versus $74 million in the same period last year. The increase in comparative results was driven by modest growth in same property NOI and a significant reduction in interest expense as a result of refinancing activities. Including one-time items, which primarily relate to a break fee on a refinancing in the current year and a dividend from the Partnership's interest in Canary Wharf in the prior year, fully-diluted FFO was $80 million in the current quarter compared with $110 million in the third quarter of 2012.

The retail platform produced fully-diluted FFO of $72 million in the current quarter compared with $63 million in the third quarter of 2012. This significant increase in results was primarily driven by higher occupancy, which improved to 95.5% from 94.4% for its portfolio, and a 12% rise in suite-to-suite lease spreads, in addition to interest expense savings from refinancings.

Brookfield Property Partners’ multi-family, industrial and other platform produced fully-diluted FFO of $17 million in the current quarter compared with $2 million in the third quarter of 2012. The increase was largely a result of acquisitions of industrial and multi-family assets during the year, which enabled the Partnership to deploy approximately $290 million of equity capital.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
US$ millions, unaudited	2013	2012	2013	2012
	BPY	BPY-Pro forma	BPY-Pro forma	BPY-Pro forma
Fully-diluted FFO by segment
Office, on a comparative basis	$ 84	$ 74	$ 263	$ 226
Office - one-time items	(4)	36	(5)	53
Office - total	80	110	258	279
Retail	72	63	215	174
Multi-Family, Industrial, and Other	17	2	50	13
Corporate	(41)	(32)	(112)	(95)
Fully-diluted FFO (1) (2)	$ 128	$ 143	$ 411	$ 371

Net income by segment
Office	$ 202	$ 246	$ 654	$ 541
Retail	68	140	247	541
Multi-Family, Industrial, and Other	21	3	53	(13)
Corporate	(56)	(13)	(149)	(38)
Net income (1)	$ 235	$ 376	$ 805	$ 1,031

(1) Fully-diluted FFO and net income represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income. See "Reconciliation of Non-IFRS Measures" below in this news release for the components.

(2) Non IFRS measure. See definition under "Basis of Presentation"

Significant Transactions during the Third Quarter

During the third quarter of 2013, Brookfield Property Partners, directly or through affiliates, disposed of seventeen assets totaling approximately $1.6 billion, which generated approximately $440 million of net proceeds. The Partnership recycled a portion of this capital into fourteen acquisitions with asset values totaling approximately $1.5 billion, deploying $240 million of equity. Highlights from the quarter include:

Office

o	Announced intention to acquire Brookfield Office Properties (“BPO”) through a tender offer for any or all common shares of BPO that it does not currently own. If successful, the transaction is expected to close in the first half of 2014.
o	Completed MPG Office Trust acquisition, increasing the downtown Los Angeles portfolio to seven Class A office properties totaling 8.3 million square feet, subsequent to quarter end.
o	Announced a cornerstone investment of $500 million in a Shanghai office and retail portfolio with institutional partners subsequent to quarter end, which is expected to close in Q2 2014. Brookfield Property Partners and its partners will have the ability to invest an additional $250 million in the transaction upon identification of a defined use of proceeds.

Retail

o	Sold interests in Aliansce Shopping Centers S.A. for approximately $690 million.
o	Announced investment of $1.4 billion to acquire significant additional interest in General Growth Partners, Inc. (“GGP”) and Rouse Properties, Inc. from our investment partners, subsequent to quarter-end.

Multi-family and Industrial

o	Completed over $137 million of value-add multi-family acquisitions in the U.S.
o	Closed acquisition of Industrial Developments International with institutional partners for an aggregate investment of $1.1 billion, subsequent to quarter end.

Recent Financings

During the quarter, Brookfield Property Partners closed $550 million of bi-lateral corporate revolving credit facilities with eleven financial institutions. This credit facility provides liquidity for general working capital as well as investments. After quarter end, the Partnership expects to enter into a $500 million subordinated corporate credit facility with Brookfield Asset Management, Inc. to increase its liquidity for general corporate purposes and investments.

Distribution Declaration

The Board of Directors has declared a quarterly distribution of $0.25 per unit payable on December 31, 2013 to unitholders of record at the close of business on November 29, 2013. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The distribution represents an annualized distribution of $1.00 per unit.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

Brookfield Property Partners’ Supplemental Information Package and Letter to Unitholders can be accessed before the market open on November 7, 2013 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in the Partnership’s live conference call reviewing 2013 third quarter results on Thursday, November 7, 2013 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 888.663.2258 or toll 913.312.1520, pass code 1551189, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through December 7, 2013 by dialing 888.203.1112 or toll 719.457.0820, pass code 1551189. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”) (on a total and per unit basis) and equity per unit. NOI, FFO, fully-diluted funds from operations (“fully-diluted FFO”) (on a total and per unit basis) and equity per unit do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. Fully-diluted FFO is defined as FFO plus the FFO that would have been attributable to the partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and fully-diluted FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and fully-diluted FFO with the financial information accompanying this press release. The partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of GGP; GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of BPO; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This New Release relates, in part, to Brookfield Property Partners' previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that it does not currently own (the "Offer"). Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the "SEC") in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

(US$ Millions)	BPY	BPY-Pro forma	BPY
	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2012
Assets
Non-current assets
Investment properties	$ 31,059	$ 30,956	$ 31,696
Equity accounted investments	8,120	7,470	8,038
Other non-current assets	5,616	6,381	5,606
Loans and notes receivable	7	246	246
	44,802	45,053	45,586
Current assets
Loans and notes receivable	129	212	212
Accounts receivable and other	1,195	989	989
Cash and cash equivalents	1,566	891	894
	2,890	2,092	2,095
Total assets	$ 47,692	$ 47,145	$ 47,681
Liabilities and equity
Non-current liabilities
Property debt	$ 16,504	$ 15,916	16,442
Capital securities	1,894	1,914	664
Other non-current liabilities	511	439	439
Deferred tax liability	1,424	1,075	973
	20,333	19,344	18,518
Current liabilities
Property debt	2,778	3,366	3,366
Capital securities	-	202	202
Accounts payable and other liabilities	1,353	1,559	1,592
	4,131	5,127	5,160
Total liabilities	24,464	24,471	23,678
Equity
Limited partners	2,089	2,028	-
General partner	4	4	-
Brookfield Asset Management Inc.	-	-	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	10,072	9,777	-
Interests of others in operating subsidiaries	11,063	10,865	10,840
Total equity	23,228	22,674	24,003
Total liabilities and equity	$ 47,692	$ 47,145	$ 47,681

See “Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Consolidated Statements of Income

	BPY		BPY Pro-Forma
(US$ Millions) Three months ended September 30,	2013	2012	2012
Commercial property and hospitality revenue	$ 1,015	$ 972	$ 953
Investment and other revenue	33	59	73
Total revenue	1,048	1,031	1,026
Direct commercial property and hospitality expense	556	535	531
Interest expense	275	261	271
Administration and other expense	108	56	69
Total expenses	939	852	871
Fair value gains, net	185	572	572
Share of equity accounted income	149	234	225
Income before income taxes	443	985	952
Income tax expense	60	152	152
Net income	$ 383	$ 833	$ 800
Net income attributable to:
Limited partners	$ 39	$ -	$ 64
General partner	-	-	-
Brookfield Asset Management Inc.	-	409	-
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	196	-	312
Interests of others in operating subsidiaries	148	424	424
Net income	$ 383	$ 833	$ 800

	BPY		BPY-Pro forma
(US$ Millions) Nine months ended September 30,	2013	2012	2013	2012
Commercial property and hospitality revenue	$ 3,134	$ 2,626	$ 3,115	$ 2,569
Investment and other revenue	132	128	145	165
Total revenue	3,266	2,754	3,260	2,734
Direct commercial property and hospitality expense	1,733	1,331	1,728	1,318
Interest expense	818	742	830	765
Administration and other expense	241	165	256	203
Total expenses	2,792	2,238	2,814	2,286
Fair value gains, net	775	1,021	777	1,021
Share of equity accounted income	543	982	532	954
Income before income taxes	1,792	2,519	1,755	2,423
Income tax expense	355	464	230	402
Net income	$ 1,437	$ 2,055	$ 1,525	$ 2,021
Net income attributable to:
Limited partners	$ 83	$ -	$ 138	$ 177
General partner	-	-	-	-
Brookfield Asset Management Inc.	232	1,065	-	-
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	402	-	667	854
Interests of others in operating subsidiaries	720	990	720	990
Net income	$ 1,437	$ 2,055	$ 1,525	$ 2,021

See “Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Reconciliation of Non-IFRS Measures

	BPY		BPY Pro-Forma
(US$ Millions) Three months ended September 30,	2013	2012	2012
Commercial property and hospitality revenue	$ 1,015	$ 972	$ 953
Direct commercial property and hospitality expense	(556)	(535)	(531)
Depreciation and amortization of real estate assets(1)	32	16	16
NOI	491	453	438
Investment and other revenue	33	59	73
Share of equity accounted income excluding fair value gains and income tax expense	103	108	99
Interest expense	(275)	(261)	(271)
Administration and other expense	(108)	(56)	(69)
Non-controlling interests of others in operating subsidiaries in funds from operations	(120)	(128)	(128)
FFO (2,3)	124	175	142
FFO from General Growth Properties Inc. Warrants	4	1	1
Fully-diluted FFO (2,3)	128	176	143
FFO from General Growth Properties Inc. Warrants	(4)	(1)	(1)
Depreciation and amortization of real estate assets(1)	(32)	(16)	(16)
Fair value gains, net	185	572	572
Share of equity accounted fair value gains	60	126	126
Non-controlling interests of others in operating subsidiaries in Total Return	(52)	(338)	(338)
Total Return (2,3)	285	519	486
Income tax expense	(60)	(152)	(152)
Share of equity accounted income tax expense	(14)	-	-
Non-controlling interest of others in operating subsidiaries in income tax expense	24	42	42
Net income before non-controlling interests of others in operating subsidiaries	235	409	376
Net income attributable to non-controlling interests of others in operating subsidiaries	148	424	424
Net income (3)	$ 383	$ 833	$ 800

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

(2) FFO, Fully-diluted FFO, and Total Return represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income.

(3) For the BPY columns FFO, Total Return and net income are also attributable to Brookfield Asset Management Inc. for the period prior to the spin-off of BPY (April 15, 2013).

	BPY		BPY-Pro forma
(US$ Millions) Nine months ended September 30,	2013	2012	2013	2012
Commercial property and hospitality revenue	$ 3,134	$ 2,626	$ 3,115	$ 2,569
Direct commercial property and hospitality expense	(1,733)	(1,331)	(1,728)	(1,318)
Depreciation and amortization of real estate assets(1)	97	33	97	33
NOI	1,498	1,328	1,484	1,284
Investment and other revenue	132	128	145	165
Share of equity accounted income excluding fair value gains and income tax expense	302	299	291	271
Interest expense	(818)	(742)	(830)	(765)
Administration and other expense	(241)	(165)	(256)	(203)
Non-controlling interests of others in operating subsidiaries in funds from operations	(433)	(382)	(433)	(382)
FFO (2,3)	440	466	401	370
FFO from General Growth Properties Inc. warrants	10	1	10	1
Fully-diluted FFO (2,3)	450	467	411	371
FFO from General Growth Properties Inc. warrants	(10)	(1)	(10)	(1)
Depreciation and amortization of real estate assets(1)	(97)	(33)	(97)	(33)
Fair value gains, net	775	1,021	777	1,021
Share of equity accounted fair value gains	255	683	255	683
Non-controlling interests of others in operating subsidiaries in Total Return	(368)	(692)	(368)	(692)
Total Return (2,3)	1,005	1,445	968	1,349
Income tax expense	(355)	(464)	(230)	(402)
Share of equity accounted income tax expense	(14)	-	(14)	-
Non-controlling interest of others in operating subsidiaries in income tax expense	81	84	81	84
Net income before non-controlling interests of others in operating subsidiaries	717	1,065	805	1,031
Net income attributable to non-controlling interests of others in operating subsidiaries	720	990	720	990
Net income (3)	$ 1,437	$ 2,055	$ 1,525	$ 2,021

(1) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.

(2) FFO, Fully-diluted FFO, and Total Return represent interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the IFRS statement of income.

(3) For the BPY columns FFO, Total Return and net income are also attributable to Brookfield Asset Management Inc. for the period prior to the spin-off of BPY (April 15, 2013).

See “Appendix A “Reconciliation of the Partnership’s financial results to pro forma financial results” for an explanation of the adjustments.

Appendix A: Reconciliation of the Partnership’s financial results to pro forma financial results

As at December 31, 2012	Brookfield Property Partners L.P.	Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Australian Investments (a)	Capital Securities (b)	Preferred Shares (c)	Equity (d)	Tax Impact of Reorganization (e)	Total Pro Forma Adjustments

Assets
Non-current assets
Investment properties	$ 31,696	$ (740)	$ -	$ -	$ -	$ -	$ (740)	$ 30,956
Equity accounted investments	8,038	(568)	-	-	-	-	(568)	7,470
Other non-current assets	5,606	775	-	-	-	-	775	6,381
Loans and notes receivable	246	-	-	-	-	-	-	246
	45,586	(533)	-	-	-	-	(533)	45,053
Current assets
Loans and notes receivable	212	-	-	-	-	-	-	212
Accounts receivable and other	989	-	-	-	-	-	-	989
Cash and cash equivalents	894	(3)	-	-	-	-	(3)	891
	2,095	(3)	-	-	-	-	(3)	2,092
Total assets	$ 47,681	$ (536)	$ -	$ -	$ -	$ -	$ (536)	$ 47,145
Liabilities and equity
Non-current liabilities
Property debt	$ 16,442	$ (526)	$ -	$ -	$ -	$ -	$ (526)	$ 15,916
Capital securities	664	-	1,250	-	-	-	1,250	1,914
Other non-current liabilities	439	-	-	-	-	-	-	439
Deferred tax liability	973	59	-	-	-	43	102	1,075
	18,518	(467)	1,250	-	-	43	826	19,344
Current liabilities
Property debt	3,366	-	-	-	-	-	-	3,366
Capital securities	202	-	-	-	-	-	-	202
Accounts payable and other liabilities	1,592	(33)	-	-	-	-	(33)	1,559
	5,160	(33)	-	-	-	-	(33)	5,127
Equity
Limited partners	-	-	-	-	2,028	-	2,028	2,028
General partner	-	-	-	-	4	-	4	4
Brookfield Asset Management Inc.	13,163	(36)	(1,250)	(25)	(11,809)	(43)	(13,163)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	-	-	-	-	9,777	-	9,777	9,777
Interests of others in operating subsidiaries	10,840	-	-	25	-	-	25	10,865
Total equity	24,003	(36)	(1,250)	-	-	(43)	(1,329)	22,674
Total liabilities and equity	$ 47,681	$ (536)	$ -	$ -	$ -	$ -	$ (536)	$ 47,145

See notes for an explanation of each adjustment.

For the nine months ended September 30, 2013	Brookfield Property Partners L.P.	Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property and hospitality revenue	3,134	(19)	-	-	-	-	(19)	3,115
Investment and other revenue	132	13	-	-	-	-	13	145
Total revenue	3,266	(6)	-	-	-	-	(6)	3,260
Direct commercial property and hospitality expense	1,733	(5)	-	-	-	-	(5)	1,728
Interest expense	818	(10)	22	-	-	-	12	830
Administration and other expense	241	-	-	-	-	15	15	256
Total expenses	2,792	(15)	22	-	-	15	22	2,814
Fair value gains	775	2	-	-	-	-	2	777
Share of net earnings from equity accounted investments	543	(11)	-	-	-	-	(11)	532
Income before income taxes	1,792	-	(22)	-	-	(15)	(37)	1,755
Income tax (expense) benefit	(355)	-	-	-	122	3	125	(230)
Net income	$ 1,437	$ -	$ (22)	$ -	$ 122	$ (12)	$ 88	$ 1,525

Net income attributable to:
Limited partners	$ 83	$ -	$ -	$ 55	$ -	$ -	$ 55	$ 138
General partner	-	-	-	-	-	-	-	-
Brookfield Asset Management Inc.	232	-	(22)	(320)	122	(12)	(232)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	402	-	-	265	-	-	265	667
Interests of others in operating subsidiaries	720	-	-	-	-	-	-	720
	$ 1,437	$ -	$ (22)	$ -	$ 122	$ (12)	$ 88	$ 1,525

For the three months ended September 30, 2012	Brookfield Property Partners L.P.		Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)			Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property and hospitality revenue	972		(19)	-	-	-	-	(19)	953
Investment and other revenue	59		14	-	-	-	-	14	73
Total revenue	1,031		(5)	-	-	-	-	(5)	1,026
Direct commercial property and hospitality expense	535		(4)	-	-	-	-	(4)	531
Interest expense	261		(10)	20	-	-	-	10	271
Administration and other expense	56		-	-	-	-	13	13	69
Total expenses	852		(14)	20	-	-	13	19	871
Fair value gains	572		-	-	-	-	-	-	572
Share of net earnings from equity accounted investments	234		(9)	-	-	-	-	(9)	225
Income before income taxes	985	#	-	(20)	-	-	(13)	(33)	952
Income tax (expense) benefit	(152)		-	-	-	(3)	3	-	(152)
Net income	$ 833		$ -	$ (20)	$ -	$ (3)	$ (10)	$ (33)	$ 800

Net income attributable to:
Limited partners	$ -		$ -	$ -	$ 64	$ -	$ -	$ 64	$ 64
General partner	-		-	-	-	-	-	-	-
Brookfield Asset Management Inc.	409		-	(20)	(376)	(3)	(10)	(409)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	-		-	-	312	-	-	312	312
Interests of others in operating subsidiaries	424		-	-	-	-	-	-	424
	$ 833		$ -	$ (20)	$ -	$ (3)	$ (10)	$ (33)	$ 800

See notes for an explanation of each adjustment.

For the nine months ended September 30, 2012	Brookfield Property Partners L.P.	Pro Forma Adjustments						Pro Forma Brookfield Property Partners L.P.
(US$ Millions)		Australian Investments (a)	Capital Securities (b)	Equity (d)	Tax Impact of Reorganization (e)	Management Fee (f)	Total Pro Forma Adjustments

Commercial property and hospitality revenue	2,626	(57)	-	-	-	-	(57)	2,569
Investment and other revenue	128	37	-	-	-	-	37	165
Total revenue	2,754	(20)	-	-	-	-	(20)	2,734
Direct commercial property and hospitality expense	1,331	(13)	-	-	-	-	(13)	1,318
Interest expense	742	(35)	58	-	-	-	23	765
Administration and other expense	165	-	-	-	-	38	38	203
Total expenses	2,238	(48)	58	-	-	38	48	2,286
Fair value gains	1,021	-	-	-	-	-	-	1,021
Share of net earnings from equity accounted investments	982	(28)	-	-	-	-	(28)	954
Income before income taxes	2,519	-	(58)	-	-	(38)	(96)	2,423
Income tax (expense) benefit	(464)	-	-	-	52	10	62	(402)
Net income	$ 2,055	$ -	$ (58)	$ -	$ 52	$ (28)	$ (34)	$ 2,021

Net income attributable to:
Limited partners	$ -	$ -	$ -	$ 177	$ -	$ -	$ 177	$ 177
General partner	-	-	-	-	-	-	-	-
Brookfield Asset Management Inc.	1,065	-	(58)	(1,031)	52	(28)	(1,065)	-
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	-	-	-	854	-	-	854	854
Interests of others in operating subsidiaries	990	-	-	-	-	-	-	990
	$ 2,055	$ -	$ (58)	$ -	$ 52	$ (28)	$ (34)	$ 2,021

See notes for an explanation of each adjustment.

Notes regarding pro forma financial information:

The pro forma financial information in this release has been prepared to give effect to the acquisition by Brookfield Property Partners of Brookfield’s commercial property operations (the “spinoff”), including its office, retail, multi-family, industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities. The commercial property operations transferred to the partnership through the spinoff include all of the commercial property operations of Brookfield included in the financial statements.

In addition, the pro forma information was prepared reflecting adjustments for the following:

a)	Acquisition of interests in Brookfield’s Australian properties through participating loan interests.
b)	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the business acquired by the partnership.
c)	Issuance of $25 million of Preferred Shares by certain holding entities of Brookfield Property Partners.
d)	Issuance of partnership units by Brookfield Property Partners as partial consideration for the business acquired, and issuance of approximately 80 million units of the partnership in the spinoff based on the number of Class A limited voting shares and Class B limited voting shares of Brookfield.
e)	Reorganization of the legal structure through which the business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments.
f)	Annual management fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement.

The unaudited pro forma information has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial information is provided for information purposes only and is not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.

-12-